                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.      1     )*
                                             ------------
                         United Fire & Casualty Company
 ----------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock $3.33 1/3 par value
 ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910331107
 ----------------------------------------------------------------------------
                                 (CUSIP Number)

                        Various. See attached Exhibit B.
 ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        CUSIP No. 910331107

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only).

        J. Scott McIntyre, Jr.
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
        N/A                                                     (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
        United States of America
------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of              1,459,526
      shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
     Owned by               55,035
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    reporting               1,459,526
      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          8
                            55,035
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
        1,514,561
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10    (See Instructions)

         N/A                                                           [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
        15.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
        IN
------------------------------------------------------------------------------

        CUSIP No. 910331107

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only).

        J. Scott McIntyre Revocable Trust dated December 8, 1992
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
        N/A                                                     (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
        State of Iowa
------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of              1,112,706
      shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
     Owned by               0
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    reporting               1,112,706
      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          8
                            0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
        1,112,706
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10    (See Instructions)

         N/A                                                           [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
        11.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
        OO
------------------------------------------------------------------------------

 ITEM 1 (A)   NAME OF ISSUER:

              United Fire & Casualty Company

 ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              118 Second Avenue SE
              Cedar Rapids, Iowa 52401

 ITEM 2(A)    NAME OF PERSON FILING:

              The persons filing this Schedule 13G are: *

              (1)  J. Scott McIntyre, Jr.
              (2)  J. Scott McIntyre Revocable Trust dated December 8, 1992

              * Attached to this Schedule 13G as Exhibit A is a Joint Filing Agreement between the persons specified above that this
                   Schedule 13G is being filed on behalf of each of them.

 ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              2222 First Avenue NE, #1004
              Cedar Rapids, Iowa 52402

 ITEM 2(C)    CITIZENSHIP:

              J. Scott McIntyre, Jr. is a citizen of the United States of America. The J. Scott McIntyre Revocable Trust dated December 8, 1992 was formed under the laws of the State of Iowa.

 ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

              Common Stock $3.33 1/3 par value

 ITEM 2(E)    CUSIP NUMBER:

              910331107

 ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TOss.240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
         (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

     (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)
             (ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with
             (S)240.1 3d- 1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_] Group, in accordance with (S)240.13d-l(b)(1)(ii)(J).

ITEM 4   OWNERSHIP

     (A) AMOUNT BENEFICIALLY OWNED

     (1) J. Scott McIntyre is the beneficial owner of 1,514,561 shares of Common Stock of the Company, consisting of (i) 320 shares held personally; (ii) 55,035 shares held by the McIntyre Foundation of which Mr. McIntyre is President, Secretary and Treasurer and one of four directors; (iii) 1,112,706 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992, of which Mr. McIntyre is Trustee; (iv)121,500 shares held by the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, of which Mr. McIntyre is Trustee; and
(v) 225,000 shares held by the Dee Ann McIntyre Trust, of which Mr. McIntyre is Trustee.

     (2) The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner and thus the beneficial owner of 1,112,706 shares of Common Stock of the Company.

     (B)  PERCENT OF CLASS:

     The 1,514,561 shares reported as beneficially owned by J. Scott McIntyre constitute 15.l% of the issued and outstanding shares of Common Stock of the Company on December 31, 2001. The 1,112,706 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992 constitute 11.1% of the issued and outstanding shares.

     (C)  NUMBER OF SHARES TO WHICH THE PERSON HAS:

     (1)  J. Scott McIntyre

          (i)   Sole power to vote or to direct the vote: 1,459,526
          (ii)  Shared power to vote or to direct the vote: 55,035
          (iii) Sole power to dispose or to direct the disposition of: 1,459,526
          (iv)  Shared power to dispose or to direct the disposition of: 0

     (2)  J. Scott McIntyre Revocable Trust dated December 8, 1992

          (i)   Sole power to vote or to direct the vote: 1,112,706
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 1,112,706
          (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF A GROUP

Not applicable.

ITEM 10  CERTIFICATION

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002                /s/ J. Scott McIntyre, Jr.
                                        ----------------------------------------
                                        J. Scott McIntyre, Jr.


Dated: February 12, 2002                J. Scott McIntyre Revocable Trust
                                        dated December 8, 1992

                                        By:  /s/ J. Scott McIntyre, Jr.
                                             -----------------------------------
                                             J. Scott McIntyre Jr., Trustee

                            EXHIBIT A TO SCHEDULE 13G

                             JOINT FILING AGREEMENT

     J. Scott McIntyre, Jr., individually, and the J. Scott McIntyre Revocable Trust dated December 8, 1992 hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G relating to their beneficial ownership of the Common Stock of United Fire & Casualty Company.


Dated: February 12, 2002                   /s/ J. Scott McIntyre, Jr.
                                           -----------------------------------
                                           J. Scott McIntyre, Jr.


Dated: February 12, 2002                   J. Scott McIntyre Revocable Trust
                                           dated December 8, 1992

                                           By: /s/ J. Scott McIntyre, Jr.
                                               --------------------------------
                                               J. Scott McIntyre Jr., Trustee

                            EXHIBIT B TO SCHEDULE 13G
                             J. Scott McIntyre, Jr.

     J. Scott McIntyre, Jr. filed his initial Schedule 13G on February 9, 1988, reporting sole voting power and sole dispositive power with respect to 419,007 shares. The Reporting Persons filing jointly on this Amendment No. 1 are J. Scott McIntyre, Jr. and the J. Scott McIntyre Revocable Trust dated December 8, 1992. Mr. McIntyre created the J. Scott McIntyre Revocable Trust dated December 8, 1992 in 1992 for estate planning purposes. Mr. McIntyre is the sole trustee of the trust. He may terminate the trust at any time. Although the trust is included as a Reporting Person, the shares owned by the trust are, for all other purposes, treated as if owned by Mr. McIntyre.

     Schedule A shows current ownership and transactions from 1988 through December 31, 2001, for the Reporting Persons and for three other entities, the McIntyre Foundation, the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust (herein, the "Other Entities"). Mr. McIntyre created the McIntyre Foundation as a charitable foundation in 1997; Mr. McIntyre is the President, Secretary and Treasurer of the Foundation and is one of four directors. Mildred
R. McIntyre, Mr. McIntyre's mother, created the Mildred R. McIntyre Irrevocable Trust; Mr. McIntyre is the trustee of that trust. Mr. McIntyre created the Dee Ann McIntyre Trust for the benefit of his wife in 1995; Mr. McIntyre is the trustee of that trust. The group consisting of the Reporting Persons and the Other Entities is referred to as the "Indicated Entities." By virtue of his positions with the Foundation and as trustee of the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust, Mr. McIntyre is deemed to beneficially own the shares directly owned by the Foundation and those trusts.

     All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction; such transactions are noted as "transfers." Where transactions involve only one of the Indicated Entities there is no corresponding entry. With respect to those transactions where there is no corresponding entry, please note the following:

     . all of the transactions described as "gift received," regardless of the recipient, were gifts received from the Mildred R. McIntyre Revocable Trust;

     . all of the transactions described as "gift given" were outright gifts made by the donor;

     . the three transactions noted as "stock dividend" were stock dividends issued by the Issuer;

     .    the seven transactions noted as "buy" were open-market acquisitions;

     . the two transactions noted as "service award" were shares issued to Mr. McIntyre by the Issuer; and

     . the five transactions noted as "transfer to irrevocable trust" are transfers to an irrevocable trust established by Mr. McIntyre for estate planning purposes. Mr. McIntyre is not the beneficial owner of shares owned by the irrevocable trust.

                                                             SCHEDULE A

------------------------------------------------------------------------------------------------------------------------------------
    Date           Description of       Scott McIntyre       McIntyre Foundation       Scott McIntyre       Mildred R. McIntyre
                     Transaction         Individually                                  Revocable Trust       Irrevocable Trust
------------------------------------------------------------------------------------------------------------------------------------
                                    Transaction     Total     Transaction  Total      Transaction  Total      Transaction  Total
                                       Amount      Shares       Amount    Shares        Amount    Shares        Amount    Shares
                                                    Owned                  Owned                   Owned                   Owned
------------------------------------------------------------------------------------------------------------------------------------
2/4/88        as reported                          419,007
------------------------------------------------------------------------------------------------------------------------------------
2/9/88        gift received                  400   419,407
------------------------------------------------------------------------------------------------------------------------------------
3/16/88       transfer to
              irrevocable trust           (2,000)  417,407
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/6/89        gift received                  327   417,734
------------------------------------------------------------------------------------------------------------------------------------
1/25/89       transfer to
              irrevocable trust           (1,500)  416,234
------------------------------------------------------------------------------------------------------------------------------------
4/27/89       gift received                                                                                      36,000   36,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/3/90        gift received                  304   416,538
------------------------------------------------------------------------------------------------------------------------------------
1/5/90        transfer to
              irrevocable trust           (1,500)  415,038
------------------------------------------------------------------------------------------------------------------------------------
9/25/90       gift given                    (624)  414,414
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/3/91        gift received                  290   417,704
------------------------------------------------------------------------------------------------------------------------------------
1/3/91        gift given                    (580)  414,124
------------------------------------------------------------------------------------------------------------------------------------
1/29/91       transfer to
              irrevocable trust           (1,500)  412,624
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/2/92        gift received                  222   412,846
------------------------------------------------------------------------------------------------------------------------------------
1/8/92        transfer to
              irrevocable trust           (1,000)  411,846
------------------------------------------------------------------------------------------------------------------------------------
1/8/92        gift given                    (444)  411,402
------------------------------------------------------------------------------------------------------------------------------------
3/24/92       gift given                    (182)  411,220
------------------------------------------------------------------------------------------------------------------------------------
6/15/92       stock dividend             205,610   616,830                                                       18,000   54,000
------------------------------------------------------------------------------------------------------------------------------------
12/9/92       transfer                  (340,755)  276,075                              340,755    340,755
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/25/93       gift received                                                                 250    341,005
------------------------------------------------------------------------------------------------------------------------------------
1/25/93       transfer                       750   276,825                                 (750)   340,255
------------------------------------------------------------------------------------------------------------------------------------
1/25/93       gift given                    (750)  276,075
------------------------------------------------------------------------------------------------------------------------------------
3/18/93       transfer                       250   276,325                                 (250)   340,005
------------------------------------------------------------------------------------------------------------------------------------
3/18/93       gift given                    (250)  276,075
------------------------------------------------------------------------------------------------------------------------------------
4/6/93        transfer                  (269,000)    7,075                              269,000    609,005
------------------------------------------------------------------------------------------------------------------------------------
6/9/93        service award                   45     7,120
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/10/94       gift received                                                                 275    609,280
------------------------------------------------------------------------------------------------------------------------------------
1/27/94       transfer                    (5,945)    1,175                                5,945    615,225
------------------------------------------------------------------------------------------------------------------------------------
1/27/94       gift given                  (1,130)       45
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------
   Date       Dee Ann McIntyre
                    Trust
----------------------------------
           Transaction     Total
             Amount        Shares
                           Owned
----------------------------------
2/4/88
----------------------------------
2/9/88
----------------------------------
3/16/88
----------------------------------
----------------------------------
1/6/89
----------------------------------
1/25/89
----------------------------------
4/27/89
----------------------------------
----------------------------------
1/3/90
----------------------------------
1/5/90
----------------------------------
9/25/90
----------------------------------
----------------------------------
1/3/91
----------------------------------
1/3/91
----------------------------------
1/29/91
----------------------------------
----------------------------------
1/2/92
----------------------------------
1/8/92
----------------------------------
1/8/92
----------------------------------
3/24/92
----------------------------------
6/15/92
----------------------------------
12/9/92
----------------------------------
----------------------------------
1/25/93
----------------------------------
1/25/93
----------------------------------
1/25/93
----------------------------------
3/18/93
----------------------------------
3/18/93
----------------------------------
4/6/93
----------------------------------
6/9/93
----------------------------------
----------------------------------
1/10/94
----------------------------------
1/27/94
----------------------------------
1/27/94
----------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Date   Description of          Scott McIntyre   McIntyre Foundation  Scott McIntyre          Mildred R.         Dee Ann McIntyre
        Transaction             Individually                         Revocable Trust          McIntyre                 Trust
                                                                                          Irrevocable Trust
------------------------------------------------------------------------------------------------------------------------------------
                            Transaction   Total  Transaction  Total Transaction    Total   Transaction   Total  Transaction   Total
                               Amount     Shares   Amount     Shares  Amount      Shares     Amount      Shares    Amount     Shares
                                          Owned               Owned                Owned                 Owned                Owned
------------------------------------------------------------------------------------------------------------------------------------
2/2/94     transfer               (45)         0                            45     615,270
------------------------------------------------------------------------------------------------------------------------------------
3/8/94     buy                                                          11,553     626,823
------------------------------------------------------------------------------------------------------------------------------------
12/15/94   transfer           100,000    100,000                      (100,000)    526,823
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/5/95     stock dividend      50,000    150,000                       263,411     790,234     27,000    81,000
------------------------------------------------------------------------------------------------------------------------------------
1/10/95    gift received                                                   350     790,584
------------------------------------------------------------------------------------------------------------------------------------
1/10/95    transfer             3,150    153,150                        (3,150)    787,434
------------------------------------------------------------------------------------------------------------------------------------
1/10/95    gift given          (2,800)   150,350
------------------------------------------------------------------------------------------------------------------------------------
1/10/95    transfer              (350)   150,000                           350     787,784
------------------------------------------------------------------------------------------------------------------------------------
1/20/95    transfer          (150,000)         0                                                                   150,000   150,000
------------------------------------------------------------------------------------------------------------------------------------
4/18/95    gift given                                                     (350)    787,434
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/5/96     stock dividend                                              393,717   1,181,151     40,500   121,500     75,000   225,000
------------------------------------------------------------------------------------------------------------------------------------
1/9/96     gift received                                                   360   1,181,511
------------------------------------------------------------------------------------------------------------------------------------
1/9/96     transfer             3,240      3,240                        (3,240)  1,178,271
------------------------------------------------------------------------------------------------------------------------------------
1/9/96     gift given          (3,240)         0
------------------------------------------------------------------------------------------------------------------------------------
4/1/96     buy                    300        300
------------------------------------------------------------------------------------------------------------------------------------
4/1/96     gift given            (300)         0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
1/23/97    gift received                                                   300   1,178,571
------------------------------------------------------------------------------------------------------------------------------------
1/23/97    transfer             2,700      2,700                        (2,700)  1,175,871
------------------------------------------------------------------------------------------------------------------------------------
1/23/97    gift given          (2,700)         0
------------------------------------------------------------------------------------------------------------------------------------
3/10/97    transfer                                   7,000    7,000    (7,000)  1,168,871
------------------------------------------------------------------------------------------------------------------------------------
8/29/97    gift received                              2,200    9,200
------------------------------------------------------------------------------------------------------------------------------------
1/21/98    service award           50         50
------------------------------------------------------------------------------------------------------------------------------------
2/3/98     buy                                                             650   1,169,521
------------------------------------------------------------------------------------------------------------------------------------
2/24/98   gift received                                                    235   1,169,756
------------------------------------------------------------------------------------------------------------------------------------
2/24/98   gift given                                                    (3,000)  1,166,756
------------------------------------------------------------------------------------------------------------------------------------
6/12/98    transfer               (50)         0      7,550   16,700    (7,500)  1,159,256
------------------------------------------------------------------------------------------------------------------------------------
11/9/98    buy                  3,820      3,820
------------------------------------------------------------------------------------------------------------------------------------
1/12/99    gift received                                                   285   1,159,541
------------------------------------------------------------------------------------------------------------------------------------
3/23/99    transfer                                     285   17,035      (285)  1,159,256
------------------------------------------------------------------------------------------------------------------------------------
3/23/99    gift given          (3,500)       320
------------------------------------------------------------------------------------------------------------------------------------
9/8/99     buy                  1,000      1,320
------------------------------------------------------------------------------------------------------------------------------------
9/9/99     buy                  1,000      2,320
------------------------------------------------------------------------------------------------------------------------------------
9/9/99     gift given                                                     (435)  1,158,821
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  Date       Description of   Scott McIntyre     McIntyre Foundation     Scott McIntyre          Mildred R.       Dee Ann McIntyre
              Transaction      Individually                              Revocable Trust         McIntyre              Trust
                                                                                             Irrevocable Trust
------------------------------------------------------------------------------------------------------------------------------------
                            Transaction  Total   Transaction  Total    Transaction  Total   Transaction  Total   Transaction  Total
                              Amount     Shares     Amount    Shares     Amount     Shares    Amount     Shares    Amount     Shares
                                         Owned                Owned                 Owned                Owned                Owned
------------------------------------------------------------------------------------------------------------------------------------
9/13/99    buy                      700   3,020
------------------------------------------------------------------------------------------------------------------------------------
12/3/99    transfer                                  3,500   30,535     (13,500)  1,145,321
------------------------------------------------------------------------------------------------------------------------------------
12/17/99   transfer                                  2,000   32,535      (2,000)  1,143,321
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1/7/00     gift received                                                    450   1,143,771
------------------------------------------------------------------------------------------------------------------------------------
2/29/00    gift given                                                    (5,500)  1,138,271
------------------------------------------------------------------------------------------------------------------------------------
11/21/00   transfer                                 17,500   50,035     (17,500)  1,120,771
------------------------------------------------------------------------------------------------------------------------------------
12/15/00   transfer                 540   3,560                            (540)  1,120,231
------------------------------------------------------------------------------------------------------------------------------------
12/15/00   gift given              (540)  3,020
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1/23/01    gift received                                                    475   1,120,706
------------------------------------------------------------------------------------------------------------------------------------
1/23/01    gift given                                                    (5,700)  1,115,006
------------------------------------------------------------------------------------------------------------------------------------
12/13/01   transfer                                  2,300   52,335      (2,300)  1,112,706
------------------------------------------------------------------------------------------------------------------------------------
12/13/01   transfer              (2,700)    320      2,700   55,035
====================================================================================================================================
Total                                       320              55,035               1,112,706             121,500             225,000
------------------------------------------------------------------------------------------------------------------------------------